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                   July 8, 2021

       Joseph A. Vitiritto
       President and Chief Executive Officer
       P.A.M. Transportation Services, Inc.
       297 West Henri De Tonti Blvd.
       Tontitown, Arkansas 72770

                                                        Re: P.A.M.
Transportation Services, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 29, 2021
                                                            File No. 333-257513

       Dear Mr. Vitiritto:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.




                   Sincerely,


                   Division of Corporation Finance

                   Office of Energy & Transportation
       cc:                                              Courtney C. Crouch,
III, Esq.